As filed with the Securities and Exchange Commission on December 21, 1999
                                                      Registration No. 333-78591


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-2
                             REGISTRATION STATEMENT
                                    under the
                             SECURITIES ACT OF 1933


                         Streamedia Communications, Inc.
                (Name of small business issuer in its character)
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

                  Delaware                                  7375                        22-3622272
             (State or jurisdiction of            (Primary Standard Industrial
                                                                                     (I.R.S. Employer
         incorporation or organization)           Classification Code Number)
                                                                                    Identification Number)
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                               James Douglas Rupp
                         Streamedia Communications, Inc.
                              244 West 54th Street
                               New York, NY 10019
                                              (212) 445-1700

                   (Address and telephone number of principal
               executive offices and principal place of business)


                               James Douglas Rupp
                         Streamedia Communications, Inc.
                              244 West 54th Street
                               New York, NY 10019
                                 (212) 445-1700

            (Name, address and telephone number of agent for service)

                        Copies of all communications to:

Louis E. Taubman, Esq.                      Bruce A. Cheatham, Esq.
Kogan & Taubman, LLC                        Winstead Sechrest & Minick, P.C.
39 Broadway, Suite 2250                     5400 Renaissance Tower
New York, NY 10019                          1201 Elm Street
(212) 425-8200                              Dallas, Texas 75270
(212) 482-8104 FAX                          (214) 745-5400
                                            (214) 745-5390 FAX

Approximate date of proposed sale to public: As soon as practicable after the effective date of the Registration Statement.
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

         If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                   X

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

(Registration Statement cover page cont'd)

                         Calculation of Registration Fee
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   Title of Each Class of         Amount to be      Proposed Maximum   Proposed Maximum       Amount of
Securities to be Registered        Registered        Offering Price       Aggregate       Registration Fee
                                                        per Unit        Offering Price
                                      (1)                 (1)                (1)


Units                              1,380,000            $8.50            11,730000              $3,459

Common Stock, par
value $0.001 (2)                    1,380,000                (2)                  (2)                (2)

Redeemable Common Stock
Purchased Warrants (2)               1,380,000              (2)                  (2)                (2)

Common Stock, par
Value $0.001 (3)(4)                  1,380,000           $12.75          $17,595,000              $4,891

Underwriter's Warrants (5)           120,000           $0.001                 $100                 $1

Units Underlying the
Underwriter's Warrants               120,000           $10.20           $1,224,000                340

Common Stock, par
Value $0.001 (4)(6)                  120,000            (6)                 (6)                  (6)

Redeemable Common Stock
Purchase Warrants (6)               120,000             (6)                 (6)                  (6)

Common Stock, par
Value $0.001 (4)(7)                  120,000              $12.75          $1,530,000                424
Total                                                                   32,079,120               9117

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


EXHIBIT   1.2      PAYMENT OF ADDITIONAL REGISTRATION FEE
ExHIBIT   5.1  Opinion of Louis Taubman

EXHIBIT  23.1  Consent of Grant Thornton
EXHIBIT 23.2Consent of Kogan and Taubman is contained in his opinion to be filed as exhibit 5.1

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on December 21, 1999.

                                          Streamedia Communications, Inc.


                                          By: /s/ Gayle Essary
                                         Gayle Essary, Chairman of the Board



                                POWER OF ATTORNEY



         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
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

              Signature                 Title                                 Date

/s/ Gayle Essary                        Chairman of the Board                 December 21, 1999
--------------------
    Gayle Essary                        (Principal Executive Officer)


/s/ James Douglas Rupp                  President and CEO, Director           December 21, 1999
-----------------------
    James Douglas Rupp                  (Principal Operating Officer)


/s/ Nicholas J. Malino                  Chief Financial Officer and Director  December 21, 1999
----------------------
    Nicholas J. Malino                   (Principal Financial Officer)


/s/ David J. Simonetti                  Director                              December 21, 1999
----------------------
    David J. Simonetti

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